UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission File Number 000-11773

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Savings and Profit Sharing Plan and Trust Agreement

of Alfa Mutual Insurance Company

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

Alfa Corporation

2108 E. South Blvd

Montgomery, Al 36106

SAVINGS AND PROFIT SHARING PLAN AND TRUST AGREEMENT

OF ALFA MUTUAL INSURANCE COMPANY

Financial Statements and Supplemental Schedule

December 30, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

SAVINGS AND PROFIT SHARING PLAN AND TRUST AGREEMENT

OF ALFA MUTUAL INSURANCE COMPANY

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Savings and Profit Sharing Plan and Trust Agreement of Alfa Mutual Insurance Company:

We have audited the accompanying statements of net assets available for benefits of Savings and Profit Sharing Plan and Trust Agreement of Alfa Mutual Insurance Company as of December 30, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Savings and Profit Sharing Plan and Trust Agreement of Alfa Mutual Insurance Company as of December 30, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit of the Plan’s financial statements as of and for the year ended December 30, 2004 was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 30, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2004 financial statements taken as a whole.

/s/ KPMG

Birmingham, Alabama

June 15, 2005

SAVINGS AND PROFIT SHARING PLAN AND TRUST AGREEMENT

OF ALFA MUTUAL INSURANCE COMPANY

Statements of Net Assets Available for Benefits

December 30, 2004 and 2003

	2004	2003
Assets:
Investments:
At fair value:
Alfa Corporation Common Stock Fund	$19,568,152	16,465,895
Loans to participants	3,475,699	3,198,905
Mutual funds	77,603,084	65,263,018
Common/collective trusts	19,722,983	18,865,777

Total investments	120,369,918	103,793,595

Receivables:
Contributions receivable – employee	375,492	492,218
Contributions receivable – employer	200,425	279,491

Total receivables	575,917	771,709

Total assets	120,945,835	104,565,304

Liabilities:
Due to broker	199,703	—

Net assets available for benefits	$120,746,132	104,565,304

See accompanying notes to financial statements.

SAVINGS AND PROFIT SHARING PLAN AND TRUST AGREEMENT

OF ALFA MUTUAL INSURANCE COMPANY

Statements of Changes in Net Assets Available for Benefits

Years ended December 30, 2004 and 2003

	2004	2003
Additions to net assets attributable to:
Investment income:
Interest and dividends	$1,439,525	1,603,151
Net appreciation in fair value of investments	8,639,931	15,109,591

Total investment income	10,079,456	16,712,742

Contributions:
Employee contributions	6,808,100	6,334,033
Employer contributions	3,944,422	3,687,723
Rollovers	81,097	414,826

Total contributions	10,833,619	10,436,582

Total additions	20,913,075	27,149,324

Deductions to net assets attributable to:
Distributions to participants	(4,714,347)	(4,217,832)
Administrative expenses	(17,900)	(19,630)

Total deductions	(4,732,247)	(4,237,462)

Net increase	16,180,828	22,911,862

Net assets available for plan benefits:
Beginning of year	104,565,304	81,653,442

End of year	$120,746,132	104,565,304

See accompanying notes to financial statements.

SAVINGS AND PROFIT SHARING PLAN AND TRUST AGREEMENT

OF ALFA MUTUAL INSURANCE COMPANY

Notes to Financial Statements

December 30, 2004 and 2003

(1)	Plan Description

The following brief description of Savings and Profit Sharing Plan and Trust Agreement of Alfa Mutual Insurance Company (the Plan) is provided for general information only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan established by Alfa Mutual Insurance Company’s (the Company) board of directors, under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company, Alfa Services, Inc., and Creative Consultants, Inc. The Plan is funded by voluntary employee and employer contributions.

Participation in the Plan is available to all eligible employees of the Company and its affiliates, hereinafter referred to as “Employer.” The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Contributions

Contributions to the Plan are made by both participants and the Employer. Participants may elect to contribute a whole percentage of their gross payroll which is not less than 1% and not greater than 50%, subject to regulatory limitations. The Employer makes discretionary matching contributions to the Plan based on all or a portion of the employees’ pretax contribution.

The employer match is the greater of: (a) 100% of the salary deferrals that do not exceed 3% of compensation plus 50% of salary deferral between 3% and 5% of compensation or (b) 100% of the first $1,000 of the salary deferral; however, in no case may the matching contribution exceed 6% of compensation.

(c)	Participant Accounts

An account is maintained for each participant in the Plan. The participants’ accounts are credited with the participants’ contributions, their allocated portion of the Employer contributions, and investment earnings, which are allocated based on account balances. Distributions, withdrawals, investment losses, and allocated expenses are subtracted from the account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Participants who enter the Plan after January 1, 2000 are immediately vested in employer contributions. Employer contributions for participants who entered the Plan prior to January 1, 2000 are subject to a five–year vesting schedule (year 1 – 10%; year 2 – 20%; year 3 – 30%; year 4 – 40%; year 5 – 100%).

4	(Continued)

SAVINGS AND PROFIT SHARING PLAN AND TRUST AGREEMENT

OF ALFA MUTUAL INSURANCE COMPANY

Notes to Financial Statements

December 30, 2004 and 2003

For the years ended December 30, 2004 and 2003, forfeited nonvested accounts totaled $3,678 and $2,038, respectively. These accounts will be reallocated to participants in the same manner as employer contributions.

(e)	Distributions

Participants may receive a distribution equal to the vested value of their account upon death, disability, retirement, or termination of either the participant’s employment or the Plan. Distributions may be made in the form of a lump–sum cash payment, partial lump–sum payment and part installment payments, or installment payments over a specified period of time.

(f)	Loans

Participants may borrow funds from their accounts in the Plan subject to limitations set forth in the Plan agreement. A loan may not be for less than $1,000 and not more than the lesser of either one–half of the employee’s vested account balance or $50,000, reduced by the highest outstanding loan balance during the one–year period preceding the loan date. Interest rates are determined by the Plan using the prime rate plus one percentage point at the time the loan is requested. Interest rates ranged from 5.0% to 10.5% at December 30, 2004 and 2003.

(g)	Agreement with Trustee

SEI Private Trust Company (SEI) is the Plan trustee. The Company pays most administrative expenses incurred by the Plan.

(h)	Investment Options

Participants may direct their contributions and any related earnings or losses thereon into various investment options including mutual funds, common/collective trusts, or Company stock. The underlying assets of mutual funds and common/collective trusts are invested in publicly traded debt, equity, and other securities options.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Financial Statements

The financial statements of the Plan have been prepared in conformity with U.S. generally accepted accounting principles using the accrual method of accounting.

(b)	Investment Valuation and Income Recognition

Investments are stated at estimated fair value. Investments in securities traded on a national exchange are valued at the last reported sales price on the last business day of the Plan year; securities traded in the over–the–counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Shares of mutual funds are valued at quoted market prices. Common/collective trusts are stated at fair value as determined by the trustee, which is based on the fair value of the underlying assets held by the trusts.

5	(Continued)

SAVINGS AND PROFIT SHARING PLAN AND TRUST AGREEMENT

OF ALFA MUTUAL INSURANCE COMPANY

Notes to Financial Statements

December 30, 2004 and 2003

Purchases and sales of securities are recorded on a trade–date basis. Gain or loss on sales of securities is based on the specific identification method. Dividends and interest are recorded when earned. The Plan presents in the statement of changes in net assets available for benefits the appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

The Plan provides for investments in various investment securities that in general are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

(c)	Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

(d)	Benefit Payments

Benefits are recorded when paid.

(3)	Plan Administration Expenses

Expenses of plan administration paid by the Plan for the years ended December 30, 2004 and 2003, were $17,900 and $19,630, respectively.

(4)	Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets available benefits as of December 30, 2004 and 2003 are as follows:

	2004		2003
	Number of units	Amount	Number of units	Amount
Investments at fair value as determined by quoted market price:
Alfa Corporation Common Stock Fund	815,217	$19,568,152	805,888	$16,465,895
SEI Stable Asset Fund	19,408,564	19,722,983	18,865,777	18,865,777
SEI Diversified Conservative Fund	775,851	8,332,636	708,742	7,243,347
SEI Diversified Global Stock Fund	615,296	7,082,052	579,364	5,903,724
SEI Large Cap Growth Fund	1,592,245	29,567,990	1,610,136	27,839,249
SEI Small Cap Growth Fund	768,574	13,480,792	756,444	12,209,011

6	(Continued)

SAVINGS AND PROFIT SHARING PLAN AND TRUST AGREEMENT

OF ALFA MUTUAL INSURANCE COMPANY

Notes to Financial Statements

December 30, 2004 and 2003

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2004	2003
Collective/common trust	$312,993	—
Mutual funds	5,445,152	13,213,830
Alfa Corporation Common Stock	2,855,854	1,895,761
Alfa Unitized Stock	25,932	—

Total investments	$8,639,931	15,109,591

(5)	Related Party Transactions

Certain Plan investments were invested in shares of mutual funds managed by SEI (trustee). Such investments involving the trustee qualify as party–in–interest transactions. There were no fees paid by the Plan to the trustee for investment management services during 2004 and 2003. Additionally, at December 30, 2004 and 2003, the Plan owned $19,568,152 (815,217 shares) and $16,465,895 (805,888 shares), respectively, in Company stock.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account balances.

(7)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 30, 2001, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC as of the financial statement dates.

(8)	Plan Amendment

Effective January 1, 2004, the Plan was amended in order to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

Schedule 1

SAVINGS AND PROFIT SHARING PLAN AND TRUST AGREEMENT

OF ALFA MUTUAL INSURANCE COMPANY

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 30, 2004

Identity of issue, borrower lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
Common/collective trusts:
* SEI Stable Asset Fund	19,408,564 shares	$19,722,983

Mutual funds:
* SEI Diversified Conservative Fund	775,851 shares	8,332,636
* SEI Diversified Global Stock Fund	615,296 shares	7,082,052
* SEI International Equity	88,427 shares	976,239
* SEI Large Cap Growth Fund	1,592,245 shares	29,567,990
* SEI Large Cap Value Fund	200,452 shares	4,285,663
* SEI S&P 500 Index Fund	122,946 shares	4,576,040
* SEI Small Cap Growth Fund	768,574 shares	13,480,792
* SEI Small Cap Value Fund	132,075 shares	2,691,696
* SEI Core Fixed Income Fund	354,707 shares	3,832,822
* SEI Diversified Conservative Income Fund	26,816 shares	303,017
* SEI Diversified Global Moderate Growth Fund	137,791 shares	1,548,765
* SEI Diversified Global Growth Fund	74,808 shares	925,372
Stocks:
* Alfa Corporation Common Stock	815,217 shares	19,568,152

* Loans to participants	Interest rates range from 5.00% to 10.50% with various maturities through 2034	3,475,699

		$120,369,918

*	Indicate party–in–interest to the plan

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SAVINGS AND PROFIT SHARING PLAN AND TRUST AGREEMENT OF ALFA MUTUAL INSURANCE COMPANY

By:	/S/ STEPHEN G. RUTLEDGE
Stephen G. Rutledge Senior Vice President and CFO

Date: June 24, 2005